SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BRITTON & KOONTZ CAPITAL CORPORATION
(Name of Issuer)

Common Stock, par value $2.50 per share
(Title of Class of Securities)

111091104
(CUSIP Number)

J. Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee
(615)256-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111091104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 63,718 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 63,718 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,649**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.961%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Jeri Jean M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 63 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 63 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,649**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.961%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Bazile R. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,669 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 34,669 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,649**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.961%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Anna Rose M. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 76,179 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 76,179 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,649**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.961%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Keith P. Lanneau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,020 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,020 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,649**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.961%

14	TYPE OF REPORTING PERSON IN

**Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 7 of 11 Pages

Item 1.     Security and Issuer

This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on July 15, 2005 which is hereby amended and restated in its entirety.  All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share, (“Stock”) of Britton & Koontz Capital Corporation, a Mississippi corporation (the “Company”). The principal executive offices of the Company are located at 500 Main Street, Natchez, Mississippi 39120.

Item 2.     Identity and Background

 (a)        This Schedule 13D is being jointly filed by each of the following persons as members of a group pursuant to Rule 13d-1(k)(2) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Bazile R. Lanneau, Jr., (ii) Jeri Jean M. Lanneau, (iii) Bazile R. Lanneau, (iv) Anna Rose M. Lanneau and (v) Keith P. Lanneau ((i), (ii), (iii), (iv) and (v) being collectively, the “Filing Persons”). The Filing Persons have entered into a Joint Filing Agreement, dated as of July 15, 2005, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)        The residence or business address of each of the Filing Persons is:

Bazile R. Lanneau, Jr. Jeri Jean M. Lanneau 790 Hwy 61 South Natchez, MS 39120 Bazile R. Lanneau Anna Rose M. Lanneau 750 Hwy 61 South Natchez, Mississippi 39120	Keith P. Lanneau 2151 E. Lakeshore Dr. Baton Rouge, LA 70808

(c)       The following are the present principal occupations or employment of each of the Filing Persons:

Name of Filing Person	Principal Occupation	Present Employer and Address
Bazile R. Lanneau, Jr.	Financial Advisor	Linsco/Private Ledger 9456 Jefferson Hwy, Ste B Baton Rouge, LA 70809
Jeri Jean M. Lanneau	Organist	First Presbyterian Church 400 State St. Natchez, MS 39120
Bazile R. Lanneau	Life Insurance Sales	Self employed 423 Main St. Natchez, MS 39120
Anna Rose M. Lanneau	Housewife	N/A
Keith P. Lanneau	Business and Technical Consultant	Self employed 2151 E. Lakeshore Dr. Baton Rouge, LA 70808

CUSIP No. 111091104	Page 8 of 11 Pages

(d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f)       Each of the Filing Persons is a citizen of the U.S.A.

Item 3.     Source and Amount of Funds or Other Consideration

Each of the Filing Persons acquired their shares of Stock in a variety of transactions, most of which were over five (5) years ago.  Some of the Stock was acquired by gift, some acquired by inheritance, some acquired directly from the Issuer and some purchased in the open market.  None of the individual Filing Persons own over 5% of the outstanding securities, however as of July 13, 2005 the Filing Persons agreed to act as a group with respect to the Stock.  Some borrowed funds were used to purchase the Stock, however all amounts borrowed to purchase the Stock have been paid in full more than a year prior to the date of this filing.  The source of the funds used by each of the Filing Persons was personal funds.

All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.     Purpose of Transaction

The Filing Persons have filed this Schedule 13-D to report that they have formed a group for purposes of Section 13.  The purpose of the agreement by the Filing Persons is to act as a group with respect to the Stock is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.  The Company’s Stock is very thinly traded and the Filing Persons believe that the Stock  is undervalued.  Based upon recent merger multiples and our understanding of the market area and the Company, it is the Filing Persons’ opinion that the Company could garner a takeover premium that would be attractive to shareholders and, in terms of the relative risks involved, exceeds any value the Company might realistically produce by remaining independent.

Therefore, at this time, the Filing Persons believe that the optimal way to maximize the value of the Company’s shareholder value is for the Board of Directors of the Company to pursue a sale of the Company to a larger financial services organization. Certain of the Filing Persons have tried to raise these issues with the board of directors of the Company in the past and have recently sent the letter attached hereto as Exhibit 3 to the board.  The Filing Persons wish to continue to discuss their concerns and issues and influence the future policies of the board.

The Filing Persons may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise.

CUSIP No. 111091104	Page 9 of 11 Pages

On November 22, 2005, Mr. Bazile R. Lanneau, Jr. (“Mr. Lanneau”) submitted to the Company a shareholder proposal (the “Proposal”) to be presented at the 2006 Annual Meeting of Shareholders and to be included in the Company’s proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  The Proposal requests in general that the Company adopt simple majority voting in lieu of 80% supermajority voting requirements which Mr. Lanneau believes are detrimental to shareholder interests.  The Company sought to avoid inclusion of the proposal in its proxy materials and on December 27 requested that the SEC confirm that it would not recommend enforcement action if the Company excluded the Proposal.  On January 10, Mr. Lanneau filed comments with the SEC regarding the Company’s no action request.  On February 15, the Company notified Mr. Lanneau that the Board of Directors would include a statement in opposition to the proposal in it’s proxy materials for the 2006 Meeting of Shareholders.  On February 23 the SEC denied the Company’s request to exclude the Proposal.  The Proposal and related correspondence with the Company and the SEC is attached hereto as Exhibits 5, 6, 7 and 9.  The amended proposal is as follows:

RECOMMEND:  Request that the Board take all steps necessary to adopt simple majority voting (majority of votes cast) for all matters submitted for shareholder approval (except where a larger vote is required by law), including the elimination of the 80% supermajority voting requirements contained in B&K’s Articles of Incorporation.

On February 6, 2006, Mr. Lanneau notified the company of his intention to nominate Paul H. Benoist as a director at the upcoming shareholders meeting.  After correspondence and discussion between the parties, the Company notified Mr. Lanneau on February 16 that he had satisfied procedural requirements to nominate Mr. Benoist from the floor at the 2006 Annual Meeting of Shareholders.

The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them.  In addition, the group may be expanded in the future to include other shareholders.  To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose.  Except as noted above, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

(a)

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 2,116,316 reported as the number of outstanding shares as of November 11, 2005 on the Company’s Form 10-Q filed November 14, 2005.   The Filing Persons have agreed to act as a group with respect to the each of the Filing Person’s individually owned Stock.

As a group, the total Stock owned is 189,649 **shares or 8.961%.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 111091104	Page 10 of 11 Pages

(b)

The following is the ownership of each of the individual Filing Persons.

Name of Filing Person	Number of Shares owned by Individual	Percent of outstanding securities.
Bazile R. Lanneau, Jr.	63,718	3.011%
Jeri Jean M. Lanneau	63	0.030%
Bazile R. Lanneau	34,669	1.638%
Anna Rose M. Lanneau	76,179	3.600%
Keith P. Lanneau	15,020	0.710%
TOTAL	189,649	8.961%

Each individual listed above has sole power to vote and dispose of that individual’s shares.

(c)

None of the Filing Persons have made purchases of Common Stock in the past 60 days.

(d)

While each of the individual Filing Persons has the power to direct the decisions with respect to the Stock owned by such Filing Person, the individual Filing Persons have agreed to act as a group with respect to the stock.  Thus each member of the group may be deemed to be beneficial owners of the shares of Stock owned by each other member of the group.   Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Each of the Filing Persons have agreed to act as a group with respect to the Stock.  At this time, there is no formal written contract, only an understanding among the Filing Persons to act in concert with respect to voting, giving or withholding of proxies and investment and disposition decisions.  Each of the Filing Persons have signed the Amended and Restated Joint Filing Agreement filed as Exhibit 1 to this filing.

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
1	Amended & Restated Joint Filing Agreement
2	Limited Powers of Attorney.
3	Letter dated July 15, 2005 from Bazile R. Lanneau, Jr. to the Company.
4	Letter dated November 3, 2005 from Bazile R. Lanneau, Jr. to the Company requesting shareholder list.
5	Letter dated November 22, 2005 from Bazile R. Lanneau, Jr. to the Company presenting shareholder proposal for 2006 Annual Meeting of Shareholders and related correspondence.
6	Letter dated December 27, 2005 from the Company to the SEC regarding shareholder proposal.
7	Letter dated January 10, 2006 from Bazile R. Lanneau, Jr. to the SEC regarding shareholder proposal.
8	Letter dated February 6, 2006 from Bazile R. Lanneau, Jr. to the Company regarding notice of competitive director nomination and subsequent correspondence.
9	Notice dated February 22, 2006 from SEC to the Company denying requests regarding shareholder proposal

CUSIP No. 111091104	Page 11 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

** Each of the Filing Persons specifically disclaims beneficial ownership in the Stock reported herein except to the extent of his pecuniary interest therein.

Date: February 27, 2006

/s/ Bazile R. Lanneau, Jr.
Bazile R. Lanneau, Jr.
/s/ Jeri Jean M. Lanneau
Jeri Jean M. Lanneau
/s/ Bazile R. Lanneau
Bazile R. Lanneau
/s/ Anna Rose M. Lanneau
Anna Rose M. Lanneau
/s/ Keith P. Lanneau
Keith P. Lanneau